July 7, 2025

Michael Ssebugwawo Muyingo
Chief Executive Officer
SUN
10 Lily Pond Lane
East Hampton, New York 11937

       Re: SUN
           Registration Statement on Form S-1
           Filed June 9, 2025
           File No. 333-287884
Dear Michael Ssebugwawo Muyingo:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please disclose the concentration of ownership of your common stock by your Chief
       Executive Officer.
Prospectus Summary, page 4

2. We note a graphic on page 4 mentioning "Immersive Virtual Reality Experience" and
       "Direct Sales" involving Microsoft and Meta. We also note your disclosure on page 2 that "although we aim to license or sell these productions to major tech platforms such as Meta, Microsoft, and other prominent tech companies, this has not yet been achieved." Please note that graphic presentations should accurately represent your current business. Accordingly, you should remove those portions of your graphic that depict sales to Microsoft and Meta. For guidance, refer to our Securities Act Forms
       Compliance and Disclosure Interpretation 101.02.
 July 7, 2025
Page 2

3. You disclose that you secured funds of $37,500 to invest in a film production company, Back to The Present LLC a subsidiary of JSL STUDIOS. Please expand your disclosure regarding the origination of such funds and the nature and terms of the investment agreement.
Risk Factors, page 8

4. Please expand your risk factors section to include a discussion of the material factors that make an investment in the company or offering speculative or risky. In this regard, your risk factors section should address, among other risks, the risks associated with your Chief Executive Officer's concentration of ownership of your common stock, your dependence upon Muy House, LLC, risks related to intellectual property, potential difficulties for shareholders in enforcing judgments against your
       Chief Executive Officer due to him residing outside of the United States and your status as an emerging growth company. Refer to Item 105(a) of Regulation S-K.
5. Please tell us whether you plan to register your class of common stock under the
       Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange
       Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under Available
       Information    on page 31.
Plan of Distribution
Procedures and Requirements for Subscription, page 12

6. Please file the subscription agreement as an exhibit to your registration statement.
       Refer to Item 601(b)(4) of Regulation S-K.
Description of Business, page 14

7. According to the prospectus summary, you are in the process of building dance and theatrical experiences that fuse the performing arts with virtual reality (VR)
       technology. You also note that you have generated revenue and contracted partners.
       On page 15, you state that you generate revenue through direct sales and licensing of your VR experiences to tech platforms and content distributors and have realized
       $17,475 in revenue. However, from your disclosure it does not appear that you have began operations. Revise your disclosure to explain how and when this revenue was generated.
Intellectual Property, page 15

8.     We note your disclosure that SUN    holds a registered trademark and has
secured the
       rights to various digital assets,    and your statement that "these
assets will become
       increasingly valuable, contributing to our competitive edge and market position." Please disclose the nature of your material intellectual property and, to the
 July 7, 2025
Page 3

       extent you rely on agreements that provide you with the rights to use such trademarks, disclose the terms of such agreements. See Item 101(c)(iii)(B) of Regulation S-
       K. Additionally, please consider whether any agreements to the rights to use a trademark should be filed as an exhibit to the registration statement. Liquidity and Capital Resource, page 20

9. You stated that the timing to complete the development of the first operating version is estimated to be Q1 of 2026. However, later in the same paragraph you disclose that the anticipated completion date is Q1 2024. Please revise to resolve the inconsistency and clarify the development progress of your platform's architecture as of the date of the filing.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

10. Please tell us whether there has been a change in accountant during the two most recent fiscal years or any subsequent period. If there has been a change in accountant, revise to provide all of the disclosures required by Item 304 of Regulation S-K. If there has not been a change in accountant please explain the basis for providing the disclosures in this section and tell us who the "Auditor Entity" is. Directors, executive officers, promoters and control persons, page 24

11. Please briefly describe Mr. Muyingo's business experience during the past five years.
       Refer to Item 401(e)(1) of Regulation S-K.
12. We note your disclosure that Karolina Muyingo, Dwight Wittmer and Olga Kokoshynska FinLit are members of your audit committee. Please provide us with a
       legal analysis of the basis upon which you concluded that your audit committee may include individuals that are not members of your board of directors. Ensure that in your analysis you discuss the applicable provisions of your articles of incorporation and the Wyoming Business Corporation Act.
Transactions With Related Persons, Promoters, and Certain Control Persons, page
29

13. Please revise your related party disclosure to include the information required by
       Item 404(d) of Regulation S-K for each related party transaction during the relevant time period. Specifically, we note that the partnership agreement with Muy House,
       LLC, filed as exhibit 10.6, identifies the Director and founder of Muy House, LLC as
       Nicole Muyingo. Given that this party shares the same last name as your CEO, explain the nature of the relation between these individuals and revise your related party disclosure accordingly.
14. Please disclose the amount due to Mr. Muyingo under the loan agreement as of a recent practicable date. In this regard, we note your disclosure on page F-21 that the company returned a portion of this loan in January 2025. Also, file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of
       Regulation S-K.
 July 7, 2025
Page 4
Report of Independent Registered Public Accounting Firm, page F-2

15. Please explain the reference to the period ended October 31, 2024 in the going concern paragraph of Boladale Lawal's opinion or revise as necessary. We refer to you
       PCAOB Auditing Standard 2415.
Audited Financial Statements of Sun
Notes to the Financial Statements, page F-8

16. We note you have a note receivable, long-term investments, unearned revenue, and long-term business loans in your financial statements as of October 31, 2024 and/or
       January 31, 2025; however, there is no disclosure explaining what these line items represent. Please tell us the nature of these amounts and revise your footnotes accordingly.
General

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Sharon D. Mitchell